September 12, 2005

Fax (516) 795-6933
Room 4561

Irwin Balaban
President and Chief Executive Officer
Robocom Systems International
511 Ocean Avenue
Massapequa, NY 11758

Re: Robocom Systems International
  Form 10-KSB for Fiscal Year Ended May 31, 2004
  Filed August 23, 2004

Dear Mr. Balaban:

We have completed our review of your Form 10-KSB and related
filings
and have no further comments at this time.

Very truly yours,

        Kathleen Collins
         Accounting Branch Chief